Exhibit 99.2

UTStarcom Holdings Corp. First Quarter 2014 Results NASDAQ: UTSI May 15, 2014 Mr. William Wong, CEO Mr. Robert Pu, CFO Mr. Mike Earle, CEO of aioTV 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Update on Operating Progress Our Go-forward Strategy Our Portfolio Company - aioTV Overview of First Quarter 2014 Results Company Outlook 1 2 3 4 5

1 Update on Operating Progress 4

Operating Highlights 5 We continued to grow the high-end of our product portfolio, further set the stage for our global sales and market push, increased our engagement with prospective customers in new markets, and notched a significant new sales win. We have made great strides in setting the stage for global growth and there were several operational highlights and milestones in the first quarter: Expanded broadband product portfolio with the launch of the TN765, a 100 Gigabit packet optical transport product. Secured a significant new sales win – a $24 million contract to supply technology and services to expand broadband access in India. Signed a memorandum of understanding with DASAN Networks of Korea to collaborate on the design, development, manufacturing and marketing of telecommunications infrastructure products. Surpassed $250 million in sales of packet optical transport products, a critical milestone.

Driving The Broadband Business 6 We launched our latest MPLS-TP and carrier Ethernet-based packet optical transport network product, the TN765 in March. Shipments of the TN765 began earlier in March. We continue making progress on our software defined networking efforts and showcased our SDN technology during the Optical Fiber Conference in March and will begin proof of concept demos with some of our leading tier one operator customers shortly. These will be followed by field trials on live customer networks in the next few months. We have also signed a memorandum of understanding with DASAN Networks of Korea. Together, we will explore ways of collaborating on product development, manufacturing, and marketing of telecommunications infrastructure products in Korea, the United States and other markets globally. Our WiFi data offloading solution continues to be very well received by wireless operators and MSOs around the world. We are engaging with wireless operators and ISPs in Japan, Asia & China on O2O management solutions that would enable them to deploy value added services on their WiFi networks. We are developing next generation products that will tie our WiFi technologies into our SDN offerings to give us a greater ability to tailor our broadband solutions. In the first quarter, we continued what was a prolific year for broadband product development.

Making Smart Strategic Investment in New Media 7 iTV Media iTV Media continues to make progress in deploying the TV-over-IP service that it has launched with Thailand’s largest telecom operator, TOT. iTV Media has begun an effort to raise average revenue per user by upselling tiered content packages and bundling packages of paid tier content with broadband subscriptions. iTV Media is also adding new capabilities to its platform, such as 4K display support and network based DVR services. 7 We remain committed to our investments in iTV Media and aioTV. As the single largest investor in both companies, we benefit through their growth and the development of their businesses while looking for ways to package their media services and technology with our broadband products. aioTV aioTV’s CEO Mike Earle to discuss company progress on page 12.

Our Go-forward Strategy 8

 Our post-restructuring plan includes several specific initiatives: We will maximize broadband growth globally by undertaking the following: We have kicked off a global marketing and sales initiative to broaden our presence globally including Asia, Americas and Europe. In India, besides winning the NGN broadband access contract with BSNL, a major incumbent carrier, we are continuing to engage with customers to support Multiplay project expansions, as well as the National Optical Fiber Network (NOFN) project. In particular, expansion of our Silicon Valley office is a key part of our North American sales efforts. We will harness our in-house R&D capabilities to stay on the forefront of developments in Packet Optical Transport, wireless broadband access technologies and SDN. We will add new technologies and products to our portfolio through joint R&D efforts, like our partnership with DASAN Networks, or other partnerships. We will build on our success with WiFi “data offloading solutions” to offer O2O management solutions for carriers and MSOs to provide value added services such as e-commerce and big data analytics. Our Go-forward Strategy 9

 Our post-restructuring plan includes several specific initiatives: We will monetize our investments in iTV Media and aioTV. We will benefit as an investor in the appreciation and the investments are maturing. Our partnership will provide opportunities to market new media products to our broadband customers. Our partnership will yield insights to ensure that our broadband technology is capable of supporting networks that deliver highly customized, “on demand” mobile and fixed-line entertainment features that consumers want. These will further differentiate our SDN platform as well. We will continue to improve operating efficiency in order to create a cost-effective platform that supports future growth. Our Go-forward Strategy 10

Our Portfolio Company - aioTV 11

 aioTV 12 aioTV is an OTT middleware video platform for licensed and unlicensed content targeted at service providers and content owners worldwide to allow them to easily aggregate multiple sources of live, on-demand and freely available video content into a single, unified TV experience, under their brand with a consistent multi-screen UI across connected devices. aioTV is seeing growing interest in its media service and growing revenue. aioTV secured customers and is engaging in trials in Mexico, Columbia, Canada and the United States. aioTV expects to announce new sales wins this year that will greatly expand its subscriber base.

Overview of First Quarter 2014 Results 13

14 Summary Overview Key Financial Highlights Key Financial Highlights Revenue decreased slightly year over year and we expect revenue from new products to ramp up beginning in the later part of 2014. Gross profit and gross margin decreased year over year due to Japanese Yen depreciation against the US dollar and change in product mix. Continued to reduce OPEX significantly due to aggressive and focused cost reduction efforts. Made incremental improvement in operating income and operating cash flow. Continued to maintain a strong financial position with $100.3 million in cash and no debt.

Total Revenue Total revenues for the first quarter of 2014 were $32.3 million, a decrease of 13.0% from $37.2 million for the corresponding period of 2013. 15 US$ in millions

Gross Profit and Gross Margin 16 Gross profit was $4.6 million for the first quarter of 2014, compared to $11.7 million for the corresponding period of 2013. US$ in millions Gross margin was 14.2% for the first quarter of 2014, compared to 31.4% for the corresponding period of 2013.

Operating Expenses 17 Operating expenses were $7.9 million for the first quarter of 2014, a decrease of 48% from $15.3 million for the corresponding period of 2013. US$ in millions

Operating Loss and Net Loss 18 Operating loss was $3.3 million for the first quarter of 2014, compared to operating loss of $3.6 million for the corresponding period of 2013. US$ in millions US$ in millions Net loss was $3.3 million for the first quarter of 2014, compared to net loss of $5.0 million for the corresponding period of 2013.

 Cash balance of $100.3 million in cash, cash equivalents and short-term investment, and no debt. Cash used in operating activities for the first quarter of 2014 was $3.1 million. Cash used in investing activities for the first quarter of 2014 was $0.1 million. Cash used in financing activities for the first quarter of 2014 was $4.5 million, mainly due to $9.9 million shares purchase from Softbank in January 2014, and $5.4 million issuance of ordinary shares to Shah Capital in March 2014. Cash Flow Analysis 19

Company Outlook 20

21 The Company is still moving through a transition post-restructuring. New products are in early stages of their product life cycle and new customer wins are going through project deployment phases. The Company is fully committed to broadband as the driver of our business and new products will become significant revenue contributors beginning in later part of 2014. The Company anticipates total revenues in the second quarter of 2014 to be in the range of $25 million to $30 million. Gross margin may continue to experience headwinds from the Japanese yen depreciation. Will maintain a tight focus on financial controls and continue to reduce costs. Expect to deliver additional incremental improvements in overall financial performance compared to 2013. Company Outlook

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Tel: +852-3750-7632 Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Simona Kormanikova (New York) Tel: +1 212-850-5685 Email: Simona.Kormanikova@fticonsulting.com 22